# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: Paul L. Snyder III, 450 Corporate Parkway, Buffalo, New York (NY), 14226, (716) 316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO), working capital (WC); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Founders Software, Inc. (CIK 0001959069): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC), other (OO); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Snyder Paul L. III (CIK 0001958999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), working capital (WC); sole voting power 388,745; shared voting power 0; sole dispositive power 388,745; shared dispositive power 0; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Kathleen Ann Scheffer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,173; shared voting power 0; sole dispositive power 2,173; shared dispositive power 0; aggregate amount beneficially owned 2,173 (0.1% of the class)
- Para Bellum Consulting, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Charles C. Alfiero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christine R. Marlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael W. Dolpp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended to add the following:
In connection with the Termination Agreement and Withdrawal Notice, each as defined and described in Item 6 below, Para Bellum is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby replaced in its entirety as follows:
In connection with September 2024 Transactions, Para Bellum and Founders Software entered into an Amended and Restated Voting Agreement dated as of 09/30/2024 (the Amended and Restated Voting Agreement) which governed the voting, transfer, direction of dividend and disposal rights of the shares. The foregoing description of the Amended and Restated Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Voting Agreement, a copy of which was filed as Exhibit 99.1 to the 4th Amendment to Schedule 13D, filed on 01/13/2025 and is incorporated herein by reference. On 01/14/2025, Para Bellum and Founders Software executed a Termination Agreement (the Termination Agreement), which terminated the Amended and Restated Voting Agreement in its entirety, such that Para Bellum no longer retained any voting or dispositive power over the shares owned by BHW. The foregoing description of the Termination Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
On 01/09/2025, BHW, Founders Software, Para Bellum, Mr. Snyder, Ms. Scheffer, Ms. Marlow, Mr. Dolpp, and Mr. Alfiero entered into a Group Agreement (the Group Agreement) in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the Solicitation), (c) the Reporting Persons agreed not to make any filing with the SEC, issue any press releases, or issue any stockholder communications related to the Solicitation, without the prior written consent of BHW, and (d) BHW agreed to bear all expenses incurred in connection with the Solicitation, subject to certain limitations. The foregoing description of the Group Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which was filed as Exhibit 99.2 to the 4th Amendment to Schedule 13D, filed on 01/13/2025 and is incorporated herein by reference.
Upon the execution of the Termination Agreement, which resulted in the termination of Para Bellums voting and dispositive power over the shares owned by BHW, Para Bellum provided a Notice of Withdrawal from the Group Agreement (the Withdrawal Notice) on 01/14/2025, in which Para Bellum formally withdrew from the Group Agreement. The foregoing description of the Withdrawal Notice is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Withdrawal Notice, a copy of which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.
Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended to add the following:
Exhibit 99.3 Termination Agreement, dated as of January 14, 2025
Exhibit 99.4 Notice of Withdrawal From Group Agreement, dated as of January 14, 2025

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III/Chief Executive Officer (01/16/2025)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III/Chairman (01/16/2025)
- Snyder Paul L. III: /s/ Paul L. Snyder III, Paul L. Snyder III (01/16/2025)
- Kathleen Ann Scheffer: /s/ Kathleen Ann Scheffer, Kathleen Ann Scheffer (01/16/2025)
- Para Bellum Consulting, Inc.: /s/ Kenneth D. Trbovich, Kenneth D. Trbovich/President (01/16/2025)
- Charles C. Alfiero: /s/ Charles C. Alfiero, Charles C. Alfiero (01/16/2025)
- Christine R. Marlow: /s/ Christine R. Marlow, Christine R. Marlow (01/16/2025)
- Michael W. Dolpp: /s/ Michael W. Dolpp, Michael W. Dolpp (01/16/2025)